Dear fellow Amazon shareholder:

In advance of our annual meeting this week when we will vote for directors of the company, I would like to raise a critical issue in the HQ2 selection process and the criteria being used to evaluate the location for Amazon’s new home.

As the No Gay? No Way! Campaign has reported, nine of the states currently under consideration have failed to address a glaring deficit — the lack of comprehensive legal protections for Amazon’s LGBTQ employees, customers, and their families. The states are Florida, Georgia, Indiana, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. Because Amazon has a strong history and reputation as an ally to the LGBTQ community, these states should not be considered by the company unless they change their outdated and discriminatory policies. Selecting a state where LGBTQ employees, their families, customers, and partners can face legal discrimination is tantamount to condoning discrimination. This will hurt employee recruitment, lower LGBTQ retention rates, diminish Amazon’s ability to attract the most creative and innovative workforce, and pose significant risk to Amazon’s market value.

And while some of the cities vying for HQ2 have touted their local policies and LGBTQ-friendly environments, corporate and municipal protections are not sufficient nor a substitute for statewide comprehensive legal protections. In many instances state legislatures have pre-empted positive policies passed at the local level with anti-LBGTQ policies at the state level. Cities matter, but in the area of protecting our employees and their families, states matter more.

Instead of sending a negative signal to the LGBTQ community, Amazon has a tremendous opportunity to use the HQ2 selection process to reaffirm their commitment. Locating HQ2 in a state with robust LGBTQ protections will send a strong signal to Amazon’s employees and customers that not only does the company truly value diversity, it is willing to publicly back that commitment up with action. And as many studies have shown, it’s not just the right thing to do, it’s good for business.

As we prepare for the election of directors, I am asking that the Board of Directors affirm their support for statewide comprehensive non-discrimination legal protections for LGBTQ people, and publicly commit to making full non-discrimination protections a part of the HQ2 search criteria.

William S Smith
Washington, DC
Shareholder